GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

16 January 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

New GKN PLC

Dear Sir,

For your information I enclose copies of announcements released to the London Stock Exchange recently.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dw 2/20

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

PLH

14 January 2002

The Manager
Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Security No. 045769

Dear Sir

GKN plc Ordinary 50p Shares
Notification of Major Interest in Shares

In accordance with Stock Exchange requirements we are writing to advise you that we have today received notification from The Capital Group Companies, Inc ('CGC') that they have a notifiable interest in the issued share capital of GKN plc having decreased their material interests to 86,311,445 ordinary shares as at 10 January 2002. This represents 11.86% of the issued share capital of GKN plc as at today's date. CGC's material interests were previously disclosed at the 12% level.

Details of the registered holders are set out on the schedules attached.

CGC is a holding company for a number of subsidiary companies who have a non-beneficial interest in the shares as discretionary investment managers.

Yours faithfully

Philip Higgins
Senior Secretarial Assistant

Att.

Schedule of holdings in GKN plc
As of 10 January 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,488,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	785,681
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	16,128,645
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	247,600
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,322,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,797,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	681,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	1,145,459

THE CAPITAL GROUP

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,905,700
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	27,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	50,000
Citibank NA Toronto	56,000
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	50,500
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	186,400
TOTAL	**38,873,685**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	649,279
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,572,512
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,895,938
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	165,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEl 0HH	2,974,569
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	38,300
Citibank London 11 Old Jewry London EC2R 8D8 UK	193,962
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	290,245

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,464,030
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	27,700
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	114,000
State Street Bank & Trust Co.	21,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	63,500
Citibank NA Toronto	42,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	400,000
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	218,200
Northern Trust AVFC South Africa	143,400

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	46,215
Bank One London	260,980
Clydesdale Bank plc	41,600
TOTAL	**12,623,730**

THE CAPITAL GROUP

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	40,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	23,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,482,709
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	68,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	404,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	593,500
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	16,000
Morgan Stanley	20,700

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	1,598,426
National Westminster Bank	69,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	44,956
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	41,600
Citibank NA Toronto	26,300
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	184,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	36,960
TOTAL	**5,652,151**

Capital International, Inc.

Registered Name		Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		37,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom		165,000
	TOTAL	**202,200**

THE CAPITAL GROUP

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	512,693
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	28,446,986
TOTAL	**28,959,679**